Exhibit 1.1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the “Agreement”), made and entered into as of the 12th day of May, 2006 by and between Diabetic Treatment Centers of America, Inc., a Delaware Corporation, and Personal Performance Medical Corporation (d/b/a Fit-Well, a Utah Corporation (said parties being hereinafter referred to collectively as the “Parties” and individually as a “Party”):

RECITALS

WHEREAS, the Parties hereto desire to form a limited joint venture for the purpose of managing and developing the business of Personal Performance Medical Corporation (d/b/a Fit-Well) as hereinafter defined and set forth; and

WHEREAS, the Parties desire to reflect in writing their respective rights, duties, and responsibilities with respect to said joint venture;

NOW, THEREFORE, in consideration of the premises and of the mutual promises, obligations, and agreements contained herein, the parties hereto, intending to be legally bound, do hereby agree as follows:

Article 1

JOINT VENTURE DESCRIPTION

1.1	Formation. The Parties hereby form a joint venture (the ‘Venture”), which Venture shall be limited to the purposes and scope described in Article 2 hereof.

1.2	Name. The name of the Venture shall be American Medical Management Technologies, LLC.

1.3	Principal Place of Business. The principal place of business of the Venture shall be located at 50 South 900 East, #1, Salt Lake City, Utah or at such other place as may be designated in writing from time to time by a unanimous vote of the parties.

Article 2

JOINT VENTURE PURPOSE

2.1	Purpose. The sole purpose of the Venture shall be to manage and develop the operations of Personal Performance Medical Corporation (d/b/a/ Fit-Well), a Utah based Corporation that offers full service Prosthetic and Orthotic Care and Manufacturing, DME and soft goods sales. (said development being hereinafter referred to as the Project).

2.2	Limitation of Activities of Venture. The scope of the activities of the Venture shall be limited to those activities necessary to accomplish its purposes, as set out in Article 2.1 hereof, and each Party hereby covenants and agrees that it will take no action that is unnecessary or inappropriate to the accomplishment of said purposes, that is outside the scope of said purposes. The Project will initially maintain its current staff, operations, policies and procedures, and accounting practices. Any changes, including, but not limited to, any of the preceding items of the project may only take place with a unanimous vote of the parties.

2.3	Indemnification. Each Party shall indemnify and hold harmless the others, wholly and completely, from all costs, expenses (including legal fees and expenses), claims, demands, actions, and rights of action arising out of anything done or to be created by such Party (directly or through its agents, employees, or representatives) outside the purpose and scope of, or in breach of the terms of, the Venture, and shall indemnify the others for costs incurred in successfully enforcing the provisions of this Article 2.3.

Article 3

TERM

3.1	The term of the Venture shall commence on the date hereof and shall continue for two consecutive years and will be renewable for one year with a unanimous vote of the parties or until the Venture is liquidated or dissolved pursuant to Article 15 hereof.

Article 4

VENTURE INTEREST

4.1	Venture Percentage Interest. The Venture Percentage Interest of each Party shall be as follows:

•	Diabetic Treatment Centers of America, Inc. – 75%

•	Personal Performance Medical Corporation – 25%

4.2	Majority in Interest. The term “majority in interest,” as used herein, means a Party or Parties holding more than 50 percent of the aggregate Venture Percentage Interest.

Article 5

CONTRIBUTIONS

5.1	Initial Contributions. The initial capital contribution of each Party shall be as follows:

Diabetic Treatment Centers of America, Inc. – 5,000,000 shares of its common stock Personal Performance Medical Corporation (d/b/a Fit-Well) – the management, expertise, use of equipment and necessary facilities to manage and develop a full service Prosthetic and Orthotic clinic.

The initial capital contribution of each Party shall be made within five days of the date hereof.

5.2	Required Additional Capital Contributions. From time to time as may be determined by and agreed upon by both the Parties, the Parties shall contribute to the capital of the Venture, according to their respective Venture Percentage Interests, such cash amounts as shall be necessary to accomplish the purposes of the Venture. Additional capital contributions required pursuant to this Article 5.2 shall be made within 10 days of the date upon which the Venture gives written notice to the Parties of the amount of any such required additional contribution and the purpose for which such contribution is being required. Notwithstanding the provisions of Article 17.1, notice of additional capital contributions shall be made by hand or by registered mail, return receipt requested, and the 10 day period for compliance shall commence on the date of receipt.

5.3	Capital Account. Separate capital accounts shall be maintained for each Party and shall consist of the sum of its contribution to the capital of the Venture plus its share of the profits of the Venture, less its share of any losses of the Venture and less any distributions to or withdrawals made by or attributed to it from the Venture.

5.4	Interest on, and Return of, Capital. No Party shall be entitled to any interest on its capital account, and, except as otherwise provided in Articles 7 and 14 hereof, no Party shall have the right to demand or receive a return of all or any part of its capital contributions or capital account.

5.5	Failure of Party to Make Required Additional Capital Contribution. In the event a Party fails to make all or any portion of a required additional contribution to the Venture pursuant to Article 5.2 hereof (the amount of any required additional capital contribution not made by a Party being referred to herein as the Defaulted Amount, and any Party failing to make a required additional capital contribution being referred to herein as a Defaulting Party), the Non-defaulting Parties may contribute such Defaulted Amount to the Venture, which contribution shall constitute a loan by the Non-defaulting Parties to the Defaulting Party, bearing simple interest until paid at the prime rate (as established by the Wall Street Journal) in effect at the time of default. Said loan shall be paid, with interest, on demand, and shall be secured by a security interest in the Defaulting Party’s interest in the Venture. Until such time as any such loan has been paid in full, with interest, to the Non-defaulting Parties, the Defaulting Party shall draw no funds from the Venture and all amounts otherwise distributable to the Defaulting Party shall be distributed to the Non-defaulting Parties and credited by it against amounts due pursuant to said loan.

5.6	Venture Property. Subject to the provisions of Article 4 hereof, all property, tangible and intangible, acquired or developed with funds of the Venture, shall constitute property of the Venture, whether or not such property is held in the name of the Venture or of an individual Party. Any property of a Party that is made available for use by the Venture shall remain the property of such Party, and such Party shall not be compensated for the use thereof unless otherwise agreed by a majority in interest of the Parties.

Article 6

FINANCIAL BENEFITS AND OBLIGATIONS

6.1	Interest in Profit and Loss. Net profits and losses of the Venture, for both financial accounting and tax purposes, shall be shared and borne by the Parties according to their relative Venture Percentage Interests.

6.2	Costs and Expenses to Be Borne by the Venture. In order to accomplish the purposes of the Venture, the Venture, with the approval of a unanimous vote of the parties, may incur costs and expenses for labor, services, utilities, equipment, materials, supplies, taxes, licenses, fees, insurance, transportation, and other charges attributable to or useful in such performance, including (without limitation) the following:

a.	Wages paid for labor on the Venture’s payroll, including contributions, assessments, Social Security, and workers’ compensation contributions and taxes related thereto, as well as all fringe and other benefits payable with respect thereto (estimated employee compensation is attached in Appendix A of this Agreement);

b.	Salaries and related fringe benefits or the travel, lodging, and board expenses of the agents or employees of the Venture, or the Parties, incurred in the discharge of their duties connected with the accomplishment of the purposes of the Venture;

c.	Permits; fees; taxes; licenses; costs of all tests, inspections, and approvals; royalties; and damages for infringement of patents and other proprietary rights of third parties, for costs of defending suits therefore, and for deposits lost;

d.	Administrative overhead and incidental expenses incurred in connection with the performance of the purposes of the Venture, such as telegraph and telephone services, expressage, postage, and petty cash items;

e.	Costs of rental or lease of necessary equipment not owned by the Venture, including, but not limited to, computer equipment and peripheral devices and attendant computer software;

f.	Costs of equipment, computer software, and miscellaneous supplies used in connection with the accomplishment of the purposes of the Venture, including maintenance thereof, and all sales and other taxes and transportation costs related thereto;

g.	Sales, use, and other taxes, imposed by any governmental authority and related to the accomplishment of the purposes of the Venture, for which the Venture is liable;

h.	Costs of removal of all equipment from the Project site, to the extent such costs are not included in the contract amount of the equipment contracts;

i.	Premiums on all Venture insurance policies and bonds written pursuant to or in connection with the Project or deemed necessary by a unanimous vote of the parties;

j.	Sums paid to consultants or subcontractors for work performed in connection with and pursuant to the Venture;

k.	Fees paid to legal counsel, accountants, and other professionals, including the cost of the preparation of this Agreement and the formation of the Venture; and

l.	Losses and expenses, not compensated by insurance or otherwise, sustained by the Venture in connection with the accomplishment of its purposes hereunder and the performance thereof with respect to the Project.

All such expenses and costs, together with any other expenses and costs incurred by the Venture within its scope and purposes, with the approval of a unanimous vote of the parties, shall be Venture expenses and costs, shall be taken into account in determining Venture net profit or loss, and shall be borne by the Parties according to their relative Venture Percentage Interests.

6.3	The Parties recognize and acknowledge that, in participating in the Venture, each may incur costs and expenses that are not chargeable to the Venture hereunder. Such costs and expenses shall be borne by such Party and shall be allocated to such Party for tax purposes.

Article 7

DISTRIBUTIONS

7.1	Cash Distributions. Prior to the liquidation and dissolution of the Venture pursuant to Article 17 hereof, cash of the Venture available for distribution may be distributed at such times and in such amounts as may be determined by a unanimous vote of the Parties. Cash distributions shall be made to the Parties equally, provided, however, that if pursuant to Article 5.5 hereof a Non-defaulting Party has loaned a Defaulted Amount to a Defaulting Party, then all amounts otherwise distributable to the Defaulting Party shall be distributed to the Non-defaulting Party until such loan, together with interest accrued thereon, is paid in full.

7.2	Distribution or Sale of Property. Distribution or sale of Venture property, in kind, in liquidation,

or otherwise, shall be made only with the unanimous consent of all Parties and only at values unanimously agreed upon by all Parties. Prior to any such distribution in kind, the difference between such agreed-upon value and book value of such property shall be credited or charged, as appropriate, to the Parties’ capital accounts in proportion to their Venture Percentage Interests. Upon the distribution of such property, such agreed-upon value shall be charged to the capital account of the Party or Parties receiving such distribution, provided, however, that any distribution or sale of the property of the Venture shall be subject to the retention of rights granted to each of the Parties set forth in Article 4 hereof, unless otherwise specifically agreed by the unanimous consent of the Parties.

Article 8

LIABILITY LIMITS

8.1	Each Party shall be liable to the Venture and to the other Parties for any debit balance that may exist from time to time in its capital account. Moreover, in the event that any costs, expenses, claims, or damages properly chargeable to the Venture are borne or paid by any Party in its individual capacity; such Party shall have a claim and right of contribution against the other Parties for such other Parties’ proportionate shares of such expense, cost, claim, or liability.

Article 9

MANAGEMENT

9.1	General. Except as otherwise provided in this Agreement, all decisions affecting the Venture’s business and affairs shall be made by a unanimous vote of the Parties.

9.2	Delegation of Management Authority. A unanimous vote of the Parties may delegate authority to manage the day-to-day operations and affairs of the Venture to a Party or to any individuals who may be employees of any Party, and may delegate to such persons the power to make management decisions and to contract on behalf of and bind the Venture.

9.3	Use of Party Employees by Venture. Each Party hereby agrees, as necessary to accomplish the purposes of the Venture, to make available its employees, for reasonable periods of time, for the purpose of accomplishing the purposes of the Venture.

Article 10

ACCOUNTING

10.1	Fiscal Year. The fiscal year of the Venture shall end on the last day of December of each year.

10.2	Books of Account. The Venture’s books of account shall be maintained at such locations and by such person or persons as may be designated by a unanimous vote of the Parties, and each Party shall at all times have access thereto.

10.3	Method of Accounting. The Venture’s books of account shall be maintained in accordance with Generally Accepted Accounting Principles in the United States of America.

10.4	Financial and Operating Statements. At the close of each quarter, the Venture shall have financial statements prepared and distributed to the Parties, and the cost of such financial statements shall be a Venture expense. Such financial statements shall show the results of operations of the Venture for such year, the unpaid balance due on all obligations of the Venture, each Party’s share of the net profits or losses of the Venture for such year, each Party’s distributive share of all tax items of Venture income, and all other information customarily shown on financial statements prepared in accordance with the method of accounting adopted by the Venture. Said financial statements shall be prepared, without audit, by such firm of certified public accountants as may be designated by a unanimous vote of the Parties, provided, however, that such financial statements shall be audited and certified upon request of any Party if the incremental cost of such audit and certification is paid by the requesting Party out of its separate funds.

Article 11

NO WITHDRAWAL FROM VENTURE

11.1	Each of the Parties hereby covenants and agrees that it will not withdraw from the Venture prior to the end of the term of the Venture, unless otherwise agreed by all other Parties. Each Party further covenants and agrees that it will carry out its duties and responsibilities hereunder until the Venture is terminated, liquidated, and dissolved pursuant to Article 15 hereof.

Article 12

NEW PARTIES

12.1	No person, firm, corporation, or other entity shall be admitted to the Venture as a Party without the consent of all Parties. Any person, firm, corporation, or other entity that is to be admitted as a Party shall agree to be bound by all of the terms and provisions of this Agreement and execute such further documents and agreements as, in the opinion of counsel for the Venture, are necessary to effectuate the admission of such Party to the Venture.

Article 13

TRANSFER OF INTERESTS

13.1	Each Party hereby covenants and agrees that it will not sell, assign, pledge, encumber, or otherwise dispose of all or any part of its legal or beneficial interest in the Venture to any person, firm, corporation, or other entity without the consent of the other Parties. Any purported sale, assignment, pledge, encumbrance, or other disposition of an interest in the Venture without the consent of the other Parties shall be null, void, and of no effect, provided, however, that without abridging its right to have the purported transaction declared a nullity, the other Parties shall have the right, for a period of 90 days after receiving actual notice of such transaction, to purchase the interest purported to have been sold, assigned, pledged, encumbered, or otherwise disposed of for a cash purchase price equal to 80 percent of the proportionate capital account attributable to such interest at the time of the purported transfer, less any distributions or losses made or incurred with respect to the purportedly transferred interest between the time of the purported transfer and the time of the purchase.

Article 14

REPRESENTATIONS AND WARRANTIES

14.1	Each Party hereby represents and warrants to the others and to the Venture, as follows:

a.	Diabetic Treatment Centers of America, Inc. is a corporation duly organized, validly existing, and in good standing under the laws of the States of Delaware and Utah and Personal

Performance Medical Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah and each Party has the corporate power and authority to carry on its separate business and the business of the Venture, to enter into this Agreement, and to perform its obligations hereunder;

b.	The execution and performance of this Agreement and the performance of the activities contemplated hereby have been duly authorized by all necessary corporate action of such Party, and such execution and performance does not violate such Party’s articles of incorporation; bylaws; or any agreement, order, restriction, or injunction to which such Party is a party or is subject; and

c.	This Agreement constitutes a valid and binding obligation of such Party.

14.2	The representations and warranties of each Party hereunder are true and correct as of the date hereof and shall survive the execution hereof. Each Party shall hold harmless the others and the Venture, wholly and completely, from all expenses (including reasonable attorney fees), costs, damages, and liabilities incurred by the other Parties or the Venture as a result of any inaccuracy or breach of such representations and warranties.

Article 15

DISSOLUTION AND LIQUIDATION OF VENTURE

15.1	Dissolving Events. Each of the following shall constitute a Dissolving Event:

a.	The abandonment or discontinuance of the Project based on a resolution approved by a unanimous vote of the Parties of the Venture;

b.	The agreement of all Parties to dissolve the Venture;

c.	The filing by the Venture or any Party of a voluntary petition in bankruptcy; the adjudication of the Venture or any Party as a bankrupt; the filing by any Party of a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under the present or any future federal Bankruptcy Act or any other present or future applicable federal, state, or other statute or law relative to bankruptcy, insolvency, or relief of debtors; or the seeking or consenting to or acquiescing in the appointment of any trustee, receiver, conservator, or liquidator of all or any substantial part of the assets of any Party; and

d.	The withdrawal from the Venture by one of the Parties without the consent of the other Parties in violation of Article 11 hereof.

15.2	Effect of Occurrence of Dissolving Event; Liquidation of Venture.

a.	Upon the occurrence of a Dissolving Event listed in Article 15.1(a) or (b) hereof, the purpose of the Venture shall be deemed accomplished or abandoned and the Venture shall continue solely for the purpose of winding up its affairs and collecting amounts due it. Accordingly, unless otherwise agreed by all Parties, all of the assets of the Venture shall be sold for cash. The proceeds of such sales, together with all amounts owed to and collected by the Venture, shall be applied in the following manner and order of priority:

I.	To the payment of debts and liabilities of the Venture and the expenses of liquidation in the order or priority as provided by law, and to the establishment of any reserves that a unanimous vote of the Parties deems necessary for any contingent or unforeseen liabilities or obligations of the Venture (such reserves shall be paid over to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations, and at the expiration of such period as a unanimous vote of the Parties deems advisable, of distributing the balance of such reserves in the manner provided hereinafter in this Article 15.2); then

II.	To the payment to any Non-defaulting Party of any Defaulted Amount that such Non-defaulting Party has advanced on behalf of a Defaulting Party; then

III.	To the repayment to each Party of its capital account; and then

IV.	To the Parties equally.

b.	Upon the occurrence of a Dissolving Event listed in Article 17.1(c) or (d) hereof, any Party not causing or suffering the Dissolving Event to occur (a Non- dissolving Party) may, at its option:

I.	Require the specific performance of a Dissolving Party under the terms and covenants contained in this Agreement;

II.	Enjoin a Dissolving Party from acting in violation of the terms and covenants contained in this Agreement;

III.	Deem the purpose of the Venture accomplished or abandoned and liquidate the Venture pursuant to Article 17.2(a) hereof; or

IV.	Pursue any other rights or remedies provided by applicable law or equity, including recovery for damages.

All of the rights and options contained in this Article shall be both cumulative and separate and may be exercised and pursued by the Non-dissolving Party in any number or combination.

15.3	Reasonable Time for Liquidation. A reasonable time shall be allowed for the collection of amounts due the Venture and the orderly liquidation of Venture assets pursuant to Article 15.2 hereof in order to minimize the losses normally attendant upon such liquidation.

15.4	Date of Dissolution. The Venture shall terminate and dissolve when all property owned by, and all amounts owed to, the Venture shall have been collected and disposed of in accordance with Article 15.2 hereof. The establishment of any reserve in accordance with the provisions of Article 15.2 hereof shall not have the effect of extending the term of the Venture, but any such reserve shall be distributed in the manner provided in such Article upon expiration of the period of such reserve.

15.5	Liability of Parties in the Event Venture Assets Are Insufficient to Pay Liabilities. In the event that the assets of the Venture are insufficient to pay all Venture debts and liabilities as they come due, the Parties shall contribute, in proportion to their Venture Percentage Interests, amounts necessary to pay such debts and liabilities as they come due; and in the event that subsequent to the dissolution of the Venture and the distribution of any reserves established pursuant to Article 15.2 hereof, the Venture or the Parties are determined to be liable for additional debts and liabilities arising out of Venture activities, each Party shall be responsible, in accordance with its respective Venture Percentage Interest, for a proportionate amount of such additional debts and liabilities.

15.6	Activities After Occurrence of a Dissolving Event. In the event that a Dissolving Event occurs prior to the completion of the Project, then each Party shall be free to participate individually in subsequent completion of the Project without liability or accountability to the Venture or to the other Parties.

Article 16

MISCELLANEOUS

16.1	Notices. Any notice or other communication provided for or required by this Agreement, except as required under Article 6.2 hereof, shall be in writing and shall be deemed to have been given when delivered by hand or when deposited in the U.S. mail, certified or registered, return receipt requested, postage prepaid, and properly addressed to the person to whom such notice is intended to be given at such address as such person may have previously furnished in writing to the Venture or to such person’s last known address.

16.2	Modifications. No change or modification of this Agreement shall be valid or binding upon the Parties, nor shall any waiver of any term or condition in the future be valid and binding, unless such change or modification shall be in writing and signed by all of the Parties.

16.3	Binding Effect. This Agreement shall inure to the benefit of and be binding upon the Parties and their legal representatives, transferees, and assigns.

16.4	Duplicate Originals. For the convenience of the Parties, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument.

16.5	Construction. This Agreement shall be interpreted and construed in accordance with the laws of the State of Utah. The titles of the Articles and sub Articles herein have been inserted as a matter of convenience of reference only and shall not control or affect the meaning or construction of any of the terms or provisions herein.

16.6	Entire Agreement. This Agreement is intended by the Parties to be the final expression of their Agreement and is the complete and exclusive statement of the terms thereof, notwithstanding any representations, statements, or agreements to the contrary heretofore made.

IN WITNESS WHEREOF, the parties hereto have executed and sealed this Agreement as of the 12th day of May, 2006.

By:	/s/ Steven Weldon

Diabetic Treatment Center of America, Inc.
Name:	Steven Weldon
Title:	Chief Financial Officer

By:	/s/ Scott Allen

Personal Performance Medical Corporation
Name:	Scott Allen
Title:	President